Aditxt, Inc.

737 N. Fifth Street, Suite 200

Richmond, VA 23219

July 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Aditxt, Inc.
Registration Statement on Form S-3
Filed July 2, 2021
Amendment No. 1 to Registration Statement on Form S-3
Filed July 6, 2021
File No. 333-257645

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aditxt, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 p.m., Eastern Standard Time, on Tuesday July 13, 2021, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ADITXT, INC.

By:	/s/ Amro Albanna
Name:	Amro Albanna
Title:	Chief Executive Officer